

Rotary Club of Indianapolis

October 2008























Manufacturing Locations

Approx. **$800 Million Sales** & **3600 Employees**


Madison
Siloam Springs
Bluffton
Saco
Oklahoma City
Grant County
Wilburton
Little Rock
Linares
Wittlich
Brno
Berzo Demo
Suzhou
Joinville
Botswana
Johannesburg

★ Headquarters

● Manufacturing Facilities

Franklin Electric

Selected by Forbes Magazine for 6 years as one of the

“200 Best Run Small Companies in America”


Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2002.


Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2003.


Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2004.


Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2005.


Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2006


Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2008



Franklin Electric

Financial Summary
FELE NASDAQ

	2008 **9 mos YTD**	
Sales	$593.5	+ 32% (record)
Operating Income	$69.1	+ 78% (record)
EPS	$1.75	+ 77%
Dividend (annualized)	$0.50/share	Increased for 15th Consecutive Year

Strategic Focus

Residential, Agricultural & Commercial Water Systems
$5.6 Bil Global Market Potential

Fueling Systems
$1.0 Bil Global Market Potential



Steadily Growing Global Demand

———

Customers Value Reliability

———

Franklin Brand Equity



Growth History
Product Line Extensions and Geographic Expansion

Water Systems







Franklin Submersible Motor 1950s

Motors, Controls and Drives 1990s

Motors, Pumps, Drives and Controls 2004

Adjacent Pumping Systems 2006

Global Sales Opportunity

Fueling Systems







Franklin Submersible Motor 1960s

FE Petro Turbine Pump 1980s

FE Petro Turbine and Drive 1990s

Adjacent Products 2000s

Global Sales Opportunity

13



Product/Market Sales Mix

2008 Annualized Sales $\pm$ $780 mil





Water Systems

Product Categories



Residential





Private Water Well

Community Water Well

Dewatering/Sump Pumps

Sewage & Effluent Pumps

HVAC Condensate Pumps

Pond & Fountain Pumps

Pressure Boosting

Utility Pumps

Agricultural

Irrigation Systems

Livestock Watering Systems

Commercial

Dewatering

Pressure Boosting

Desalination



Water Systems
YTD Financial Summary

	9 mos YTD	
Sales	$449 mil	+ 27%
Operating Income	$59.8 mil	+ 29%

Franklin Electric

Franklin Global Market Position
#1 in Groundwater Pumping Systems

	% of $2 bil Global Addressable Market*
Franklin Electric	**18-19%**
Competitor A	11-13%
Competitor B	10-11%
Competitor C	9-11%
Competitor D	3-4%
All Others	42-49%
Total	100%

* Source – Franklin Management Estimates

Residential, Agricultural & Commercial

#3 in RAC Pumping Systems

	% of $5.6 bil Global Addressable Market*
Competitor A	13-16%
Competitor B	11-12%
Franklin Electric	**10-11%** ← 5-6% in 2004
Competitor C	6-8%
Competitor D	2-3%
All Others	50-58%
Total	100%

* Source – Franklin Management Estimates


Franklin Electric

International Water Systems
35% of Total Franklin Sales

	YTD 2008 Sales Growth
US/Canada Water Systems	+ 13%
International Water Systems	+ 48%



International Water Systems
Addressable Market and Growth Trend

	Total Addressable Market	Growth Profile
US/Canada Water Systems	$1.2 bil	→
International Water Systems (Mature Regions*)	$2.0 bil	→
International Water Systems (Developing Regions**)	$2.4 bil	↑

* Mature Markets – Western Europe, Australia/NZ, Japan
** Developing Markets – Latin America, Asia/Pacific, Mid East, Africa, Eastern Europe



International Water Systems
Sales in Developing Regions*



* Latin America/Brazil, Asia/Pacific, Middle East, Africa, Eastern Europe

Global Water Systems Manufacturing Facilities



Wittlich
Brno
Berzo Demo
Siloam Springs
Oklahoma City
Grant County
Wilburton
Little Rock
Linares
Suzhou/China Sourcing
Joinville
Botswana
Johannesburg

	2003	2008
% Water Systems Manufacturing Headcount in Low Cost Regions	10%	50-55%

Franklin Fueling Systems
24% of Total Franklin Sales





Franklin Fueling Systems
YTD Financial Summary

	9 mos YTD	
Sales	$145 mil	+ 54%
Operating Income	$39.2 mil	+ 148%



Franklin Fueling Systems

Key Growth Driver:
Franklin Fuel Management Systems (Modules)

Environmental Issues:



- Vapor Control and Monitoring



- Leak Detection

- Product Adulteration Detection

- Inventory Monitoring
  and Management

- Variable Speed Pumping

Franklin Fueling Systems
California Vapor Control Mandate



- 12,000 Filling Stations in California

- Equipment Cost = $27,000/station

- $300 mil Market Opportunity 2008-2009

- Franklin is One of Only Two Authorized Suppliers

- 40% of Conversion Complete – Franklin Share 80%

- International Vapor Control Mandates

* Source – Franklin Management Estimates


Franklin Electric

Franklin Electric 2008 Outlook

- Total Sales Growth – 25% to 30%

- Organic Sales Growth in Excess of 12%

- Fixed Spending Leverage in Excess of 220 BPS

- Back Half Rate of Profit Improvement may be Slower than First Half

